Exhibit 4.1

DESCRIPTION OF SECURITIES

GENERAL

Sterling Consolidated Corp (“Sterling,” “we” or “our”) is incorporated in the State of Nevada. The following description of our common stock, par value $0.001 per share (“Common Stock”), is a summary and does not purport to be complete. The description of our Common Stock is subject to and qualified in its entirety by reference to our Articles of Incorporation (the “Articles”). We encourage you to read the Articles, and the applicable provisions of the Nevada Revised Statutes, Chapter 78 (the “Nevada Code”), for additional information.

DESCRIPTION OF COMMON STOCK

Authorized Capital Shares. Pursuant to the Articles, our authorized capital stock consists of 200,000,000 shares of Common Stock and 10,000,000 shares of preferred stock, no par value per share (“Preferred Stock”). All outstanding shares of Common Stock are fully paid and nonassessable. There are no outstanding shares of Preferred Stock.

Voting Rights. Each holder of Common Stock is entitled to one vote for each share owned of record on matters voted upon by stockholders.

Liquidation. In the event of a liquidation, dissolution or winding-up of Sterling, the holders of Common Stock are entitled to share equally and ratably in the assets of Sterling, if any, remaining after the payment of all debts and liabilities of Sterling and the liquidation preference of any outstanding preferred stock.

Other Rights and Preferences. The Common Stock has no preemptive rights, no cumulative voting rights and no redemption, sinking fund or conversion provisions.

Dividends. Holders of Common Stock are entitled to receive dividends if, as, and when declared by the Board of Directors out of funds legally available therefor, subject to the dividend and liquidation rights of any Preferred Stock that may be issued and subject to any dividend restrictions that may be contained in future credit facilities. No dividend or other distribution (including redemptions or repurchases of shares of capital stock) may be made if after giving effect to such distribution, Sterling would not be able to pay its debts as they become due in the usual course of business, or Sterling’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if Sterling were to be dissolved at the time of distribution to satisfy the preferential rights upon dissolution of stockholders whose preferential rights are superior to those receiving the distribution.

Statutory Restrictions on Ownership. The Nevada Code contains provisions restricting the ability of a Nevada corporation to engage in business combinations with an interested stockholder. Under the Nevada Code, except under certain circumstances, business combinations with interested stockholders are not permitted for a period of two years following the date such stockholder becomes an interested stockholder. The Nevada Code defines an interested stockholder, generally, as a person who is the beneficial owner, directly or indirectly, of 10% of the outstanding shares of a Nevada corporation. In addition, the Nevada Code generally disallows the exercise of voting rights with respect to “control shares” of an “issuing corporation” held by an “acquiring person,” unless such voting rights are conferred by a majority vote of the disinterested stockholders. “Control shares” are those outstanding voting shares of an issuing corporation which an acquiring person and those persons acting in association with an acquiring person (i) acquire or offer to acquire in an acquisition of a controlling interest and (ii) acquire within ninety days immediately preceding the date when the acquiring person became an acquiring person. An “issuing corporation” is a corporation organized in Nevada which has two hundred or more stockholders, at least one hundred of whom are stockholders of record and residents of Nevada, and which does business in Nevada directly or through an affiliated corporation. The Nevada Code also permits directors to resist a change or potential change in control of the corporation if the directors determine that the change or potential change is opposed to or not in the best interest of the corporation. As a result, Sterling’s Board of Directors may have considerable discretion in considering and responding to unsolicited offers to purchase a controlling interest in Sterling.

Securities Exchange. The Common Stock is not listed on any national stock exchange and trades “Over The Counter” under the symbol “STCC”.

Transfer Agent and Registrar. The transfer agent and registrar for the Common Stock is Vstock Transfer LLC.